Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online in the Charter Resource Center on Charter’s website.

WEBSITE NEWS

NETFLIX WILL SUPPORT CHARTER ACQUISITION OF TIME WARNER CABLE
Originally appeared in Bloomberg
By: Alex Sherman
July 15, 2015

Netflix Inc. said it will support Charter Communications Inc.’s $55 billion acquisition of Time Warner Cable Inc. in return for settlement-free “peering” until 2018, according to filings the companies sent to the Federal Communications Commission Tuesday.

Charter filed a document with the FCC stating that it won’t charge any website to deliver its content more efficiently until at least Dec. 31, 2018. Netflix filed a separate document committing to supporting Charter’s deal for Time Warner Cable announced in May.

Netflix opposed Comcast Corp.’s failed bid for Time Warner Cable after reluctantly agreeing last year to pay Comcast for faster access.

Click here for more: [http://www.bloomberg.com/news/articles/2015-07-15/netflix-will-support-charter-acquisition-of-time-warner-cable]

Posted on July 15, 2015 in News

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WHY NETFLIX IS GETTING BEHIND A HUGE CABLE MERGER
Originally appeared in Washington Post
By: Brian Fung
July 15, 2015

This is huge. Charter just attracted a really important ally in its attempt to purchase Time Warner Cable, making it that much more likely that federal regulators will approve the $55 billion mega-deal.

Netflix is endorsing the Charter-TWC acquisition after meeting with the cable company to discuss how it will preserve competition online. In a regulatory filing, Netflix says the Charter deal could offer "substantial public interest benefit" - if it follows through on a new promise.

What does that promise look like, and what has Netflix singing Charter's praises after it so strenuously opposed Comcast's bid for TWC? Well, Charter is offering not to charge Netflix and other content companies any fees in exchange for accepting their traffic and carrying it to end users like you and me.

You may remember that this issue, known as "interconnection," caused a big dispute between Netflix and Internet providers such as Comcast. When a surge of Netflix video began arriving at those companies'

doorsteps, they argued that Netflix should cover the cost of expanding the pipes to let that data in. Netflix strongly opposed the practice but wound up signing commercial deals with those companies anyway. And Netflix was among the Comcast-TWC merger's biggest critics.

Now Charter is saying it won't do what Comcast did. Although Charter doesn't currently charge companies fees for interconnection, the point is that Charter is promising not to do so going forward. If the overall merger is approved, Charter says, it'll abide by the condition until the end of 2018.

Charter's new promise actually fits a pattern: The company has been extra-careful to ensure that this deal isn't mistaken for a repeat of Comcast-TWC - even going so far as hiring a leading net neutrality activist.

The Comcast-TWC merger got blocked by the Federal Communications Commission over concerns that Comcast would use its bigger size to shut out new, streaming video providers. But now with Netflix's blessing, Charter's case for its own deal just got much stronger.

Click here for more: [https://www.washingtonpost.com/blogs/the-switch/wp/2015/07/15/why-netflix-is-getting-behind-a-huge-cable-merger/]

Posted on July 15, 2015 in News

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NETFLIX SUPPORTS CHARTER ACQUISITION OF TIME WARNER CABLE
Originally appeared in Associated Press
By: Tali Arbel
July 15, 2015

Netflix, a vocal opponent of Comcast's failed bid for Time Warner Cable, supports Charter's quest to do the same in a deal that would create another cable giant.

In a filing with the Federal Communications Commission Wednesday, the online video company said it supports the deal because Charter says it won't charge companies to connect to its network and reach its customers.

Charter's policy, spread across the 19.4 million Internet customers that the larger company would serve, would be a "substantial public interest benefit" and would help get online services to consumers and promote innovation, Netflix said.

Charter's policy and Netflix's support of it could help sway regulators to approve the Charter deal after the Comcast-Time Warner Cable transaction fell apart in April under pressure from regulators.

Charter Communications Inc. wants to buy Time Warner Cable and Bright House for $67.1 billion to become the country's No. 3 traditional TV provider and the second-largest home Internet supplier after Comcast.

"It's certainly a positive for closing the deal, absolutely," said BTIG analyst Rich Greenfield, and "a nice win for Netflix." But he there are still roadblocks to regulatory approval for Charter because the government is concerned about the lack of competition in the broadband market.

A spokeswoman for the Federal Communications Commission declined to comment because the transaction was under review.

After the Comcast deal collapsed because regulators worried that it could impede online video competitors and would have too much power over the nation's high-speed Internet access, Charter is trying to position itself as a good Internet actor.

It proposed Wednesday that it will continue to let companies connect to its network without paying until the end of 2018. Why does this matter? Netflix Inc. fought with Comcast and other big Internet providers over these commercial arrangements and in 2014 ended up paying Comcast to connect directly to its network after congestion issues hurt video quality for Netflix customers.

The FCC has been concerned about these deals, and it has the power to hear disputes between Internet providers and companies according to its net neutrality rules that went into effect in June.

In another bid to endear itself to government regulators, Charter has said that it will submit disputes over these commercial Internet deals to the agency. It has also promised to roll out faster Internet with no data caps for Time Warner Cable and Bright House customers and said it will abide by the government's new "net neutrality" rules against blocking and slowing down Internet traffic and creating special paid fast lanes.

Click here for more: [http://bigstory.ap.org/article/c9e0231657fe44a590d9e363077db479/netflix-supports-charter-acquisition-time-warner-cable]

Posted on July 15, 2015 in News

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NETFLIX LENDS SUPPORT TO CHARTER-TIME WARNER CABLE DEAL
Originally appeared in Wall Street Journal
By: Shalini Ramachandran
July 15, 2015

Charter Communications Inc. has won the support of a major player in its bid to win regulatory approval for the Time Warner Cable acquisition: Netflix Inc.

On Wednesday, Netflix told the Federal Communications Commission that it will support the proposed Charter-TWC deal so long as Charter goes through with implementing the new Internet backbone interconnection policy it has proposed.

Netflix’s support removes a potential hurdle for Charter’s deal, after the streaming service vocally opposed Comcast Corp.’s failed attempt to buy Time Warner Cable. Charter has been holding discussions with Netflix to work out a policy that the company could get behind, according to a Charter spokesman.

The policy addresses the way that content companies like Netflix and long-haul telecom companies like Level 3 Communications hand off Web traffic to broadband providers like Charter that serve customers’ homes. Charter’s new policy, outlined in a letter to the FCC on Wednesday, essentially supports the concept of interconnecting with such providers for free.

These so-called interconnection deals have become greater flash points of contention in recent years, as streaming video, music and gaming have grown in popularity, increasing the amount of traffic funneled into broadband providers’ networks and forcing them to upgrade their infrastructure at a rapid clip.

Charter’s new policy is notable because it is a departure from those of other cable companies such as Comcast and Time Warner Cable, which had demanded that Netflix pay for such deals. Though Netflix grudgingly struck a “paid” interconnection deal with Comcast early last year, it lashed out publicly against the practice of charging and made the deal a cornerstone of its opposition to Comcast’s merger with TWC.

In a letter filed to the FCC on Wednesday, Chris Libertelli, Netflix’s vice president of global public policy, said Charter’s new policy is a “substantial public interest benefit” that “will support scaling the Internet to meet consumers’ growing demand for online services.”

Netflix’s vehement opposition to Comcast’s deal helped influence regulators’ sentiment against it. The dominance of a combined Comcast-TWC in U.S. broadband and the influence it may have had on the burgeoning online video market were key reasons regulators were prepared to try to block the deal. Comcast called off the merger in April.

Click here for more: [http://www.wsj.com/articles/netflix-lends-support-to-charter-time-warner-cable-deal-1436982048]

Posted on July 15, 2015 in News

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NETFLIX BACKS CHARTER-TWC MERGER
Originally appeared in The Hill
By: Marco Trujilo
July 15, 2015

Netflix is putting its support behind Charter Communications' proposed merger with Time Warner Cable.

Netflix, with its large slice of the online video market, has been a key voice in previous merger discussions. The online streaming company had outright opposed Comcast's proposed merger with Time Warner Cable, which ultimately fell apart earlier this year.

The online streaming company particularly endorsed Charter's policy on interconnection - the process in which Web traffic is transferred from the backbone of the Internet to the last mile, where providers like Charter route the content to customers.

Netflix has complained about having to pay large sums of money to providers, such as AT&T and Comcast, to unclog congestion so its video can stream smoothly.

In a filing with the Federal Communications Commission on Wednesday, Charter said it would extend its interconnection policy at least until the end of 2018 if the merger goes through.

The policy says interconnection agreements will be subject to mutual agreements "at no charge to either party for traffic exchange."

Because of Charter's commitment, Netflix said it backed the deal in a Wednesday filing.

"Accordingly, Netflix supports the proposed Charter - Time Warner transaction if it incorporates the merger conditions proposed by Charter," the company said.

"Netflix's long-standing support for an open interconnection policy is designed to ensure that consumers get the online content they want at the broadband speeds they pay for. Charter's new peering policy is a welcome and significant departure from the efforts of some ISPs to collect access tolls on the Internet," it added.

Netflix has asked the FCC to impose similar terms on the AT&T merger with DirecTV.

Click here for more: [http://thehill.com/policy/technology/248030-netflix-backs-charter-twc-merger]

Posted on July 15, 2015 in News

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NETFLIX BACKS CHARTER COMMUNICATIONS TAKEOVER OF 2 CABLE COMPANIES
Originally appeared in The New York Times
By: Emily Steel
July 15, 2015

Netflix said Wednesday that it would support Charter Communications’ proposed deals for Time Warner Cable and Bright House Networks, which, if approved, would create the country’s second-largest cable operator behind Comcast.

The support for the deals, worth a combined $67.1 billion, is contingent upon Charter’s new Internet interconnection policy, which would cover the company’s new larger footprint and extend through 2018. As part of that policy, Charter pledged not to charge access fees to online content providers, such as Netflix, Amazon and Hulu, regardless of how much traffic those companies created for the network.

“Netflix believes that this new policy and the commitment to apply it across the ‘New Charter’ footprint is a substantial public interest benefit and will support scaling the Internet to meet consumers’ growing demand for online services and help foster continued innovation across the Internet ecosystem,” Christopher D. Libertelli, Netflix’s vice president for global public policy, said in a letter to the Federal Communications Commission.

In contrast, Netflix pays access tolls to other Internet service providers: Comcast, Time Warner Cable, Verizon and AT&T. Charter does not charge access fees because it is a smaller player with less clout, but industry executives said it would have the market power to start extracting those payments after its proposed combination with Time Warner Cable and Bright House Networks.

The vote of confidence from Netflix comes as federal regulators review whether Charter’s deal would be in the public interest and competitive. “Charter is doing everything it can to get this deal done,” said Richard Greenfield, a media analyst at BTIG Research.

Netflix has proved to be an influential voice in debates over the transformation of the communications industry. It was a vocal opponent of Comcast’s takeover of Time Warner Cable, which was aborted this year after intense regulatory scrutiny. Netflix warned federal regulators that a Comcast-Time Warner Cable combination would have the power to hinder online competition.

Click here for more: [http://www.nytimes.com/2015/07/16/business/media/netflix-q2-earnings-charter-time-warner-bright-house.html]

Posted on July 15, 2015 in News

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov<http://www.sec.gov/>. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com<http://ir.timewarnercable.com/> or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.